January 31, 2014

Securities and Exchange Commission
Washington, D.C.

Re:	eCareer Holdings, Inc.
Item 4.01 Form 8-K
Filed January 21, 2014
File No. 000-55116

Dear Sir/Madam:

The following is filed in connection with the Commission’s comment letter dated January 22, 2014

1.           With respect to comment No. 1: The Company has amended its Form 8-K and specifically states that De Meo Young McGrath, P.A. CPAs (“DYM”) has resigned as the Company’s independent registered public accounting firm as a result of the merger with Goldstein Schechter Koch, P.A.

2.           With respect to comment No. 2: The Company has expanded its disclosure to state that DYM’S audit report contained an explanatory paragraph with respect to the Company’s ability to continue as a going concern.

3.           With respect to Comment No. 3: The Company has attached an updated Exhibit 16.2 letter from Goldstein Schechter Koch, P.A. confirming that the audit firm is in agreement with the Company’s revised disclosure.

The undersigned, on behalf of eCareer Holdings, Inc. acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tim Kardok

Tim Kardok, President

eCareer Holdings, Inc.

2300 Glades Road, Suite 302e • Boca Raton, Florida 33431 • 561-613-6161 office • 877-880-4400 toll free • 561-613-6166 fax www.eCareer.com